August 13, 2019

Jamey S. Seely
Executive Vice President, General Counsel and Corporate Secretary
Gates Industrial Corporation plc
1144 Fifteenth Street
Denver, CO 80202

       Re: Gates Industrial Corporation plc
           Registration Statement on Form S-3
           Filed August 6, 2019
           File No. 333-233051

Dear Ms. Seely:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Edgar J. Lewandowski